Philips CFO updates market on implementation of strategy to become leading company in health and well-being

November 16, 2011

London, United Kingdom – Today, Ron Wirahadiraksa, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation to investors and financial analysts at the UBS European Conference, London.

In his presentation, Mr. Wirahadiraksa will discuss the opportunities and near-term actions to drive performance improvements at Philips in its progress to become a leading diversified industrial group in the field of health and well-being.

The presentation starts on Wednesday, November 16, at 10:00 a.m. UK time (11:00 a.m. CET). Handout of the presentation is available for download via this link.

For further information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel. + 31 20 59 77406
Email: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.